Exhibit 12.1

FelCor Lodging Trust Incorporated

Computation of Ratio of Earnings To Fixed Charges and Preferred Securities Dividends
(in thousands, except for ratio)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Income (loss) from continuing operations	$(133,766)	$(173,422)	$(96,308)	$(43,556)	$50,286
Equity in income of unconsolidated entities	2,068	(16,916)	4,814	10,931	(20,357)
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(131,698)	(190,338)	(91,494)	(32,625)	29,929

Fixed charges:
Interest expense	135,141	139,853	100,260	92,746	89,654
Capitalized interest	2,206	638	767	1,350	4,808
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness	137,347	140,491	101,027	94,096	94,462

Amortization of capitalized interest	1,652	1,736	1,735	1,831	1,736

Distributed income of equity investees	2,261	2,190	2,789	2,973	947

Interest capitalized	(2,206)	(638)	(767)	(1,350)	(4,808)

Earnings	$7,356	$(46,559)	$13,290	$64,925	$122,266

Fixed charges	$137,347	$140,491	$101,027	$94,096	$94,462
Preferred securities dividends	38,713	38,713	38,713	38,713	38,713

Fixed charges and preferred securities dividends	$176,060	$179,204	$139,740	$132,809	$133,175

Ratio of Earnings to Fixed Charges	0.04	(0.26)	0.10	0.49	0.92

Deficiency	$168,704	$225,763	$126,450	$67,884	$10,909